United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑	Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐	No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐	No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release

Signature Page

Press Release
CVRD to invest US$ 6.3 billion in 2007
Rio de Janeiro, January 26, 2007 — Companhia Vale do Rio Doce (CVRD) hereby announces that its investment budget for 2007 amounts to US$ 6.334 billion. This figure consolidates planned capital expenditure of our subsidiary CVRD Inco Limited (CVRD Inco) and is the largest capex budget for organic growth in the Company’s history.1 The capex budget together with the proposal for a dividend of US$ 1.65 billion for 2007, is consistent with CVRD’s financial policy guidelines which aim to preserve a healthy balance sheet and, more specifically, a level of leverage indicative of a low-risk debt profile.
In 2006 our capital expenditure amounted to US$ 26.0 billion: US$ 3.241 billion on organic growth — US$ 2.765 billion on projects and US$ 476 million on research and development (R&D) — US$ 1.259 billion on the maintenance of existing businesses and US$ 21.5 billion on acquisitions. CVRD made four acquisitions last year: Inco (US$ 19 billion), Caemi (US$ 2.4 billion), Rio Verde Mineração (US$ 47 million) and Valesul (US$ 27.5 million) 2.
The US$ 19.0 billion invested on the acquisition of Inco comprehends the price of US$ 17.8 billion plus its net debt of US$ 1.2 billion. US$ 15.8 billion were paid to Inco shareholders in 2006 and US$ 2.0 billion were disbursed in 2007. The purchase of the 39.8% stake in Caemi belonging to minority shareholders involved a share exchange, so there was no financial disbursement.
The capex budget for 2007 is US$ 1.8 billion higher than last year’s figure, ex-acquisitions, of US$ 4.5 billion. This increase is explained by: (a) the consolidation of new subsidiaries, in particular CVRD Inco, which is responsible for US$ 1.45 billion of the investment programmed for this year; (b) a higher concentration of financial disbursement demanded by projects under development (Itabiritos, Onça Puma and Alunorte 6&7).
The maintenance of existing operations has been budgeted at US$ 1.698 billion. The “stay-in-business” capex for the nickel operations in Canada (Ontario and Manitoba) has been budgeted at US$ 477 million, representing 28% of the total, given the age of these operations and the low level of investment in the period 2003-2005 — an annual average of US$ 208 million. These investments are important for the conservation of these operations and extending their useful life. In addition to considerable quantities of nickel production, in the case of the Ontario operation, there is also production of copper, cobalt, platinum group metals, gold and silver3.
US$ 4.636 billion is to be invested in organic growth, accounting for 73.2% of the total investment planned for 2007. This amount includes expenditure of US$ 4.230 billion on projects and US$ 406 million on R&D.
Global economic growth, the resumption in investment by the mining and metals industry, rising raw material prices and the appreciation of mineral exporting countries currencies against the US dollar — such as the Brazilian real and the Canadian dollar — have all contributed to a sharp increase in the cost of mining projects. The price of equipment and engineering services has risen substantially since 2003, which has contributed to a major increase in the unit cost of mining projects throughout the world. The Company has been making efforts and taking initiatives to minimize the impact of this increase on its investments costs.
1 The budget considers investments on a cash basis, consolidated according to generally accepted accounting principles in the United States (US GAAP). The main subsidiaries of CVRD according to US GAAP are: CVRD Inco, MBR, RDM, RDME, RDMN, Urucum Mineração, Alunorte, Albras, Valesul, Cadam, PPSA, Docenave and Ferrovia Centro Atlântica.
2 Rio Verde Mineração is an iron ore producer in the state of Minas Gerais, Brazil. CVRD acquired for US$ 27.5 million 46% of Valesul, an aluminium smelter in Rio de Janeiro, Brazil, and now owns 100% of its capital.
3 The Manitoba operations, Thompson and Birchtree, produce only copper as a by-product.

Investment of US$ 1.635 billion, the equivalent to 25.8% of the total capex budget for 2007, has been earmarked for the ferrous minerals business. US$ 811 million will be allocated to the aluminum division, while US$ 720 million has been allocated to the Company’s logistics business. US$ 2.550 billion will be spent on non-ferrous minerals, given the development of various large projects.
A capex budget of US$ 6.3 billion for 2007 focused on the development of world-class assets highlights CVRD continuous quest for profitable growth and value creation. High investment growth and high returns on invested capital were the sources of a total return to shareholders of 42.7% per year between 2001 and 2006.
The budgets for the projects include, in addition to the expenditure needed for their development, investments in education, training, citizenship and infrastructure, contributing to the creation of a friendly business environment and to a significant improvement of the welfare of the communities where we operate.
Investment in projects helps to strengthen CVRD’s leading position in the global mining industry, expanding its production capacity of iron ore, pellets, bauxite, alumina, nickel and copper — supported by an efficient logistics infrastructure, which is continuously expanding. Expenditure on R&D is fundamental for preparing the basis for future growth and competitiveness, consolidating CVRD’s position as a global diversified mining company.
Building new value creation platforms: projects under development
 Ferrous minerals — capacity continues to expand
In the last twelve months, three iron ore projects have been completed, which together represent an increase of 60 million tons in production capacity: Carajás 85 Mtpa, Carajás 100 Mtpa and Brucutu. Brucutu is in its ramp-up phase, expected to produce 23 million tons of iron ore in 2007 and 30 million tons in 2008.
Itabiritos (US$ 385 million) and Fazendão (US$ 101 million), together with the logistics investment needed to support the expansion in iron ore mining operations — the Northern (US$ 337 million) and Southeastern (US$ 65 million) corridors — are the main projects in financial expenditure terms in 2007.
Carajás 130 Mtpy is a brownfield project to increase production capacity in the Northern range of the Carajás mineral province. The investment is estimated at US$ 1.8 billion, which covers costs of the mine expansion, a primary crushing plant, processing and classification units, locomotives and wagons. Completion is scheduled for 2009, while in 2007 the detailed engineering project is to be drawn up.
The Itabiritos project involves the building of a pellet plant, located in the state of Minas Gerais, with a capacity of 7 million tons per year, an iron ore concentration plant and a short iron ore slurry pipeline, at a total cost estimated at US$ 759 million. Its development began in 2006, with the basic engineering project and the start of civil engineering works. Expenditure of US$ 385 million is planned for this year, with the drawing up of a detailed engineering project, the assembly of mechanical and electrical components and the start of equipment testing. Itabiritos is scheduled to begin its operations in the first half of 2008.
Samarco, a joint venture in which we hold 50% stake, is investing US$ 1.2 billion in a pellet plant, which will not require any CVRD capital injection. A third pellet plant is being built in Ubu, in the state of Espírito Santo, Brazil, with a nominal capacity of 7.6 million tons, so increasing Samarco’s total capacity to 21.6 million tons per year at an estimated cost of US$ 520 million. This project also includes the building of an iron ore processing plant in the state of Minas Gerais, Brazil, and an iron ore slurry pipeline, parallel to the existing one, for the transportation of iron ore from the Germano mine in Minas Gerais to the pellet plant in Ubu. Last year the engineering and ground-levelling projects were completed. 2007 will see the carrying out of construction works and the assembly of electrical and mechanical components, with operational start-up planned for the first half of 2008.
In the last few years it has been possible to provide logistics support for the expansion in iron ore production largely through adding new rolling stock — locomotives and wagons — to the Company’s railroads. However, we are reaching a point where it becomes increasingly necessary to invest in the railroad infrastructure to add the capacity required to handle growing volumes of iron ore production.
Expansion of the Northern corridor, for which investment has been estimated at US$ 748 million, with an expected disbursement of US$ 337 million in 2007, is being carried out to increase capacity on the Carajás railroad (EFC) and the Ponta da Madeira maritime terminal (TMPM), to provide growing support for expanding iron ore production at Carajás. The Southeastern corridor is a project to expand capacity on the Vitória a Minas railroad (EFVM) and the port of Tubarão, which is expected to require investment of US$ 288 million, with a budget of US$ 65 million for this year.
 Non-ferrous minerals — on the way to global leadership in the nickel business
Similarly to iron ore, CVRD has the largest pipeline of nickel projects in the world. The development of these projects will position the Company as the world’s largest nickel producer.
In 2006, the Board of Directors approved investment in the development of the Onça Puma project, in the state of Pará, Brazil, which will have a nominal nickel production capacity of 58,000 tons a year, contained in the form of ferro-nickel, its final product. Investment in the project is budgeted at US$ 1.437 billion, US$ 613 million of which has been earmarked for expenditure in 2007. Operational start-up is planned for the fourth quarter of 2008.
Onça Puma has proven and probable reserves of 110.3 million tons, with nickel content of 1.72% lateritic ore. The beneficiation plant will use RKEF technology (rotary kiln electric furnace), with a pyro-metallurgical process.
The development of Onça Puma began in the third quarter of 2006, with the start of ground levelling and earthworks and the ordering of the main equipment for the project. Currently the ground levelling and the industrial plateau are at an advanced stage, with the access road to the project completed. The main equipment is already being manufactured and the detailed engineering plan is being drawn up.
The earthworks, dams, building foundations and the assembly of metal structures, as well as the main equipment, should all be completed in 2007. We will also be beginning the building of a 250 km electricity transmission line and the main substation, works on the marshalling yard and the purchase of mining equipment.
Vermelho, a project in Carajás province, with an estimated production capacity of 46,000 tons a year of nickel and 2,800 tpy of cobalt, has an estimated cost of US$ 1.4 billion, with an capital expenditure budget of US$ 92 million for 2007. The process of obtaining of the necessary licenses for the development of this project is still ongoing. Vermelho has proven and probable reserves of 290 million tons, with a nickel content of 0.8% of lateritic ore. The technology to be used is HPAL (high pressure acid leaching), with a hydrometallurgical process.
Goro is a lateritic nickel project in New Caledonia, in the South Pacific, with an estimated production capacity of 60,000 tons a year of nickel. The project is under review.
Voisey’s Bay, a nickel sulphide project at the province of Newfoundland and Labrador, began operations in September 2005, and is currently concluding its ramp up process, producing nickel concentrate processed at the smelters of Sudbury and Thompson. A study to build a processing plant is underway.

For 2007 we plan to spend US$ 36 million in the 118 copper project, which has an estimated average production capacity of 36,000 tons of copper a year and a total cost of US$ 232 million. 118 is planned to begin operations in the first half of 2009, but we are still waiting for an implementation license in order to begin construction works. Therefore, the timing of the start-up can be revised.
 Bauxite and alumina — exploiting competitive advantages
Investments in bauxite and alumina projects are budgeted at US$ 656 million, representing 21% of CVRD’s capex for projects in 2007.
In 1H06, stages 4 and 5 of Alunorte, in Barcarena, in the state of Pará, began operations, expanding refinery capacity by 1.9 million tons of alumina per year.
Investment in alumina refinery stages 6 and 7, which will add a further 1.9 million tons of capacity, will amount to US$ 846 million, with a budget of US$ 473 million for 2007. The completion of this project is scheduled for mid-2008.
In 2006, construction and assembly of the processing tanks, piping and mechanical structures were started, and major packages of equipment contracted: kiln units, steam boilers and evaporators. It is expected that the detailed engineering plan will be finalized in 2007, as well as the remainder of the building works.
In order to keep pace with the expansion in alumina production capacity, CVRD has invested in the development of the Paragominas mine in the state of Pará, Brazil, as well as 244km long ore slurry pipeline for the transport of bauxite slurry to the refinery in Barcarena. This is first pipeline in the world to transport bauxite. The commissioning and testing of the pipeline and the bauxite processing plant has already been completed, and production is starting this month. In its first phase, Paragominas mine will have a nominal production capacity of 5.4 million tons a year of bauxite.
The second phase, Paragominas II, which will take the bauxite mine up to a production capacity of 9.9 million tons a year, is already under construction with start-up scheduled for 2008.
The cost of investment in Paragominas I, including the building of the pipeline from Paragominas to Barcarena, totalled US$ 427 million. Paragominas II has a capital expenditure budget of US$ 196 million, with US$ 105 million budgeted for 2007.
 Coal — the gradual growth
In 2006, CVRD invested in the acquisition of 25% of Shandong Yankuang International Coking Ltd., (Yankuang), a joint venture with the Chinese company Yankuang located in China, that started production of coking coal in the first half of the year. This year we will invest US$ 30 million in the Zhaolou project, which involves the development by Yankuang of a coal mine, located in the province of Shandong, China. Zhaolou has an estimated annual production capacity of three million tons of semi-soft metallurgical coal (77%) and thermal coal. The total estimated capex for the project is US$ 370 million.
In 2007 the Company will continue in organic growth of the coal business. We plan to invest US$ 70 million in Moatize project, in Mozambique, whose feasibility study will be finished on the first half of the year.
The pre-feasibility study on the Belvedere coal deposit in Australia will be completed in 2007. Once completed, the decision will be taken as to whether or not to exercise an option to purchase 51% of the project for US$ 90 million.

 Logistics — expansion to support iron ore production
After making significant investment in logistics for the transport of general cargo in the last few years, the focus is now on meeting the demand due to our increased ore and metal production capacity, which in the short term will involve expansion of the Northern and Southeastern corridors.
The budget for 2007 also includes the purchase of wagons and locomotives, totalling US$ 64 million.
 Power generation — a seventh hydroelectric power plant
The Company owns six hydroelectric power plants in Brazil under operation: Igarapava, Funil, Porto Estrela, Candonga, Aimorés and Capim Branco I. In addition to these, CVRD has four small hydroelectric power plants (PCHs) in the state of Minas Gerais, Brazil, and a 7.28% stake in the Machadinho hydroelectric power plant, in the state of Santa Catarina, which supplies electricity to our wholly-owned subsidiary Valesul.
In 2006, we invested US$ 21 million in the final stage of implementation of Capim Branco I hydroelectric power plant (240 MW), which began operations in 1Q06. Capim Branco II (210 MW), the seventh plant built by CVRD, will begin operations in the first quarter of 2007, contributing to our electricity consumption needs in the Southeast of Brazil. This year US$ 14 million will be invested in Capim Branco II.
The Estreito hydroelectric power plant project, locate on the Tocantins river, on the border between the states of Maranhão and Tocantins, has already obtained the implementation licence necessary for its construction. The plant will have an installed capacity of 1,087 MW and the construction works are expected to start in mid-2007 with estimated investment of US$ 16 million for this year. CVRD owns 30% of the consortium that will build and operate the project.
 Joint ventures for the production of steel slabs — stimulating iron ore and pellets demand
CVRD has a stake in the Ceará Steel project, in the state of Ceará, in partnership with Dongkuk Steel and Danieli. Our investment will be US$ 25 million and the project, which should produce 1.5 million tons a year of steel slabs, is scheduled to begin operations in 2009. The Company will provide Ceará Steel with 2.5 million tons a year of direct reduction pellets. CVRD expects to invest US$ 13 million in this project in 2007.
CVRD will be investing US$ 200 million in ThyssenKrupp CSA (CSA), which is expected to produce 5 million tons of steel slabs a year at the plant which is being built in the state of Rio de Janeiro. Operational start-up is planned for 2009. The Company will supply CSA with 5.9 million tons of iron ore and 2.7 million tons of pellets per year.
Last year CVRD invested US$ 85 million into CSA, when the main equipments were ordered and the port dredging begun. In 2007 our investment will amount to US$ 79 million.

 Description of main projects

Area	Project	Carried out	Budgeted		Status
		US$ million
		2006	2007	Total
	Expansion to iron ore production capacity at Carajás to 85 Mtpa — Northern system (delivered)	87	—	296	This project has added 15 million tons a year of iron ore production capacity to CVRD. Completed in 3Q06.

	Expansion to iron ore production capacity at Carajás to 100 Mtpa —Northern system (delivered)	258	87	366	This project has added 15 million tons a year of production capacity to CVRD. Completed in January 2007.

Ferrous minerals	Expansion to iron ore production capacity at Carajás to 130 Mtpa —Northern system	—	14	1,828	This project will add 30 million tons a year of production capacity to CVRD, with the building of a new plant, consisting of primary crushing, and processing and classification units. Completion scheduled for 2009. Subject to approval by the Board of Directors.

	Brucutu Iron ore mine —Southeastern system (delivered)	415	43	856	This project has added 30 million tons a year of production capacity to CVRD. Completed in 3Q06.

	Fazendão iron ore mine —Southeastern system	23	101	129	Project for the production of 15.8 million tons of ROM (unprocessed ore) iron ore per year. This project will make it possible for Samarco’s third pellet plant to begin operations. Works began in 2H06 and will be completed in 1Q08, with the start-up of operations.

	Itabiritos	98	385	759	Construction of a pellet plant in Minas Gerais, with a nominal production capacity of 7 million tons a year, and an iron ore concentration plant. Operational start-up is scheduled for the second half of 2008.

	118 — copper mine	8	36	232	The project will have a production capacity of 36,000 tons of copper cathode. The main equipment has already been ordered. The start-up of operations at the mine has been scheduled for 1H09. The process of obtaining an implementation licence for the project is ongoing.

Non-ferrous minerals	Vermelho — nickel mine	62	92	1,452	Annual production capacity is estimated at 46,000 tons of nickel in metallic form and 2,800 tons of cobalt. The main equipment has already been ordered. EPCM (Engineering, Procurement, Construction Management), has been already contracted. The process of obtaining of an environmental licence is ongoing.

	Onça Puma — nickel mine	64	613	1,437	The project will have a nickel production capacity of 58,000 tons a year. Construction began in July 2006 and the supply of the main equipment has already been contracted. Operational start-up is scheduled for 2H08.

Area	Project	Carried out	Budgeted		Status
		US$ million
		2006	2007	Total
	Alunorte modules 4 and 5 — alumina (delivered)	219	—	583	Construction of modules 4 and 5 which has increased the production capacity of the refinery to 4.3 million tons of alumina a year. The start-up was in 1H06.

	Paragominas I — bauxite mine (delivered)	219	35	352	The mine’s the first module has a nominal capacity of 5.4 million tons of bauxite per year. The start-up was in January 2007.

Aluminum	Alunorte modules 6 and 7 — alumina	226	473	846	The project for the construction of modules 6 and 7 will increase refinery production capacity to 6.26 million tons of alumina per year. Completion is scheduled for 2Q08.

	Paragominas II — bauxite mine	16	105	196	The second phase of Paragominas will add 4.5 million tons to the capacity of 5.4 million tons a year obtained in the first phase. Completion is scheduled for 2Q08.
 Research and development — sowing the seeds of long-term growth
Focus on organic growth is our main lever for shareholder value creation. As a consequence, a significant investment in research and development (R&D) is required to foster long-term profitable growth.
An investment of US$ 406 million is budgeted for 2007, keeping constant the amount of resources invested last year.
For 2007, US$ 120 million is allocated to mineral exploration, US$ 58 million for the carrying out of conceptual, pre-feasibility and feasibility studies for the development of mineral deposits already identified, and US$ 228 million for investment in new processes, technological innovations and their adaptation.
R&D investment will be principally allocated for non-ferrous (47.7%) and ferrous (25.6%) minerals.
CVRD’s mineral exploration program is based on a global strategy, with a central office in Belo Horizonte, Brazil, and five regional offices, in Toronto, Canada, in Lima, Peru, in Johannesburg, South Africa, in Brisbane, Australia, and in St. Prex, Switzerland, to coordinate efforts in all continents. The goal is the development of a multi-commodity portfolio, taking advantage of sharing of geological and technological knowledge, exploration techniques and databases within the regional groups to maximize efficiency.
The development of a semi-industrial scale plant for copper processing, UHC, located close to Sossego, in Carajás, will require expenditure of US$ 47 million this year. The start-up of operations is scheduled for the third quarter of 2007, with a production capacity of 10,000 tons of copper a year. This project has the aim of testing the hydro-metallurgical technology process route, which if proven to be efficient, could be used to process the sulphide ore produced by the mines of Carajás region at a very competitive cost.
US$ 11 million will be invested in a feasibility study for the development of the Bayóvar phosphate rock deposit in Peru, which should be completed this year. It is estimated that Bayóvar could have a nominal production capacity of 3.3 million tons of phosphate rock concentrate a year.
We are carrying out a conceptual study on the potash resources in the north of Neuquén province, in Argentina. US$ 6.1 million will be invested in 2007, with completion of the feasibility study scheduled for 2010.
In the context of base metals, we are carrying out a pre-feasibility study of copper resources at Papomono, in the region of Coquimbo, Chile, at an estimated cost of US$ 15.4 million, and completion expected for the first half of 2008.

Approximately US$ 40 million will be allocated to iron ore prospecting in the operational areas in the Northern, Southeastern and Southern systems, with the aim of increasing the amount of proven and probable reserves (p&p) to existing inventory. Likewise, we will be investing US$ 19 million in the identification of additional reserves of bauxite in Paragominas.
 Total investment by business area

	US$ million
	2006		Budgeted 2007
Ferrous minerals	1,994	44.3%	1,635	25.8%
Non-ferrous minerals	463	10.3%	2,550	40.2%
Logistics	649	14.4%	720	11.4%
Aluminum	850	18.9%	811	12.8%
Coal	83	1.8%	209	3.3%
Electricity generation	92	2.0%	101	1.6%
Steel	114	2.5%	114	1.8%
Others	256	5.7%	197	3.1%

Total	4,500	100%	6,334	100.0%

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: January 26, 2007	By:	/s/ Roberto Castello Branco

Roberto Castello Branco Director of Investor Relations